Exhibit 99.1

Skillful Craftsman to Acquire Controlling Interest in Singapore-Based URAY

Expands into AI-Driven Game Creation and Global Publishing

●	EDTK to acquire a 70% controlling interest in URAY PTE. LTD.; URAY to become a consolidated subsidiary of EDTK upon closing

●	The companies plan to combine AI technology with global casual game publishing experience and advertising monetization capabilities to explore AI-native workflows from game concept to global release

●	URAY’s team has spent more than a decade developing and operating casual games for international markets

SINGAPORE, October 13, 2026 — Skillful Craftsman Education Technology Limited (NASDAQ: EDTK) (“EDTK” or the “Company”), a company specializing in educational technology innovation, artificial intelligence (AI) skills training, and digital transformation for educational institutions, today announced that it has entered into a definitive agreement to acquire a 70% controlling interest in URAY PTE. LTD. (“URAY”), a Singapore-based casual game developer and publisher. Upon closing, URAY will become a consolidated subsidiary of EDTK.

The acquisition extends EDTK’s application of AI beyond education technology and digital skills training into interactive digital content, game creation and global publishing. Through the transaction, EDTK will combine its AI technology resources with URAY’s experience in casual game development, international user acquisition, advertising monetization and commercial operations, and the two companies will explore new AI-driven models for producing and distributing digital content.

Where Learning and Play Meet

Education and games may look like separate industries, but they run on much the same logic. Both have to hold a user’s attention before the content can do its job. Both are also built on content, and a growing share of that content is created with the help of AI.

EDTK believes this overlap is where its AI capabilities can do more. Natural-language interaction, generative content and adaptive feedback are already part of how the Company builds learning products, and the same capabilities apply to how games are designed, produced and distributed. Unlike stand-alone AI content generation tools, URAY’s existing game publishing business gives AI a real setting for product development, market validation and commercialization. The two companies believe that bringing AI into game development, publishing and operations can make interactive content production more efficient, lower the technical barriers to game creation and monetization, and open new growth opportunities for the digital content industry.

The URAY Team

URAY’s team has more than ten years of experience developing and operating casual games for international markets. It has long developed, published and monetized mobile games for a global audience, with a focus on advertising-based monetization, and has established capabilities in global user acquisition and commercial operations. The team has released more than 1,000 games, reaching over one billion players cumulatively. Following the transaction, URAY’s existing team will continue to run its game business.

Building on that experience, URAY is developing SMILE AI, an AI toolset that brings natural-language interaction and generative AI into the creation of game logic and interactive digital content. SMILE AI is designed to combine multimodal generation with AI agent technology to progressively bring intelligent automation to stages including game concept generation, content production, development assistance, testing and optimization, and publishing operations. URAY has already developed and deployed a number of AI-assisted tools and workflows in its own business, and plans to continue developing and validating related products on that foundation.

The companies’ long-term goal is to build a more complete AI-driven workflow for game creation and commercialization, making it easier for developers to turn ideas into interactive products and gradually lowering the barriers to game development, global publishing and commercial operations.

Areas of Collaboration

EDTK and URAY expect to collaborate in three areas:

●	Technology and R&D: combining the two companies’ technology and business experience to advance the use of generative AI, natural-language interaction and AI agents in game development, interactive content production and operations.

●	Global Publishing and Commercialization: drawing on URAY’s experience in international game publishing, user acquisition and advertising monetization to put AI to practical use in global digital content distribution and commercial operations.

●	Education and Interactive Content: exploring ways to combine game-based interaction, AI content creation and digital skills training to create new opportunities for education technology products and interactive learning experiences.

“Over the past year, we have continued to bring applied AI into more settings,” said Bin Fu, Chairman and Chief Executive Officer of EDTK. “The lines between industries are blurring. Games are one of the fastest-moving areas for AI adoption, and they connect naturally with digital skills education. URAY’s team has run a real business in international markets for many years and knows how to reach users. We look forward to working with URAY to drive technological innovation and to find new synergies between education technology and interactive content.”

“For more than ten years, we have focused on the global casual games market and built deep hands-on experience in game development, user acquisition, advertising monetization and publishing operations,” said Qingwu Liu, Chief Executive Officer of URAY. “With generative AI and agent technology advancing quickly, the games industry is entering a new wave of technological change. SMILE AI is how we are putting AI to real use in game development and publishing. We want to help more developers use natural language and intelligent tools to turn their ideas into games more efficiently, and to connect the full workflow from development to publishing to monetization. Our partnership with EDTK gives us additional technical and resource support. From here, we will keep building our existing game business while steadily advancing the development and commercial validation of our AI game creation and publishing tools.”

Transaction Details

The parties entered into a definitive Share Purchase Agreement on October 10, 2026. The transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction of the closing conditions set forth in the agreement. The agreement and its key terms are described in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission, which contains additional information about the transaction.

Looking Ahead

While maintaining the steady development of their existing businesses, EDTK and URAY plan to progressively integrate AI technology into interactive content creation, game publishing and commercialization. The companies expect to announce further plans as appropriate, based on integration progress, product development and commercial validation.

About Skillful Craftsman Education Technology Limited

Skillful Craftsman Education Technology Limited (“Skillful Craftsman” or the “Company”) is focused on advancing educational technology innovation, artificial intelligence (AI) skills training and digital transformation for educational institutions. The Company’s intelligent learning platforms and teaching management systems help companies and educational organizations achieve more effective training, teaching and learning experiences. The Company also provides software development, artificial intelligence technology services, API interface services and related product sales. For more information, please visit the Company’s website at edtk.ai.

About URAY

URAY PTE. LTD. is a Singapore-based casual game developer and publisher, with a team that has more than ten years of experience in game development, global user acquisition and advertising monetization. URAY has also built SMILE AI, a multimodal AI toolset for game and digital content creation, which it plans to make available in phases.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent the beliefs, projections, and predictions of the Company about future events. All statements other than statements of historical fact are forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These statements are based on information available at the time they are made and reflect the management’s beliefs as of that time. However, they are subject to known and unknown risks, uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance, or achievements described in or implied by such statements. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times by which, or whether, our performance or results may be achieved. The Company disclaims any intention to, and undertakes no obligation to, update or revise any forward-looking statement.

Investor Relations Contact

Skillful Craftsman Education Technology Limited

Investor Relations

Mello Bai, Company Secretary

Email: mello.bai@edtk.ai